SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 22, 2020

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)
Response to the Staff’s Comments on the Registration
Statement on Form F-1 Filed on May 4, 2020

Dear Mr. Spirgel, Mr. Foland, Mr. Littlepage and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 6, 2020, on the Company’s registration statement on Form F-1 filed on May 4, 2020 (the “Registration Statement”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

May 22, 2020

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 1 to the Company’s registration statement on Form F-1 (“Revised Registration Statement”) and certain exhibit via EDGAR with the Commission. In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2020 and comparable financial information for the same period in 2019, and (ii) other information and data to reflect recent developments.

To facilitate the Staff’s review, we have separately delivered to the Staff today four courtesy copies of the Revised Registration Statement, marked to show changes to the Registration Statement, and one copy of the filed exhibits.

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated offering size and price range, and commence the road show for the proposed offering on or about May 29, 2020. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Comments in Letter Dated May 6, 2020

Prospectus Summary

Recent Developments, page 6

1.

We note your preliminary estimates of certain results of operations for the three months ended March 31, 2020, and your statement warning that there are no guarantees that revenues will grow or remain at similar levels for the rest of 2020. In light of the continuing effects of the pandemic well into the second quarter and the likely adverse impact of the pandemic for the foreseeable future, you should consider expanding your discussion to discuss the reasonably known likely effects of the pandemic on your results of operations and financial condition for 2020

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 26, 27 and 97 of the Revised Registration Statement.

Risk Factors

Risks Related to Doing Business in China, page 49

2.

We note your risk factor discussion of limitations on the ability of the PCAOB to conduct investigations of your auditor. Include an additional risk factor describing the difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China based on foreign laws. Highlight recent developments (e.g. Article 177 of PRC Securities Law effective March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.

U.S. Securities and Exchange Commission

May 22, 2020

In response to the Staff’s comment, the Company has included an additional risk factor describing the difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China based on foreign laws on page 53 of the Revised Registration Statement.

General

3.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company will provide the Staff, under separate cover, with a copy of all written communications, as defined in Rule 405 under the Securities Act, that the Company presents to potential investors in reliance on Section 5(d) of the Securities Act on a confidential, supplemental basis.

*        *        *

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP